[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

          June 14, 2013

Mary A. Cole
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:	Center Coast MLP & Infrastructure Fund
(File Nos. 333-188550 and 811-22843)

Dear Ms. Cole:

Thank you for your comment letter, dated June 7, 2013, regarding the registration statement on Form N-2 filed by Center Coast MLP & Infrastructure Fund (the “Fund”) on May 10, 2013 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus

Comment 1
Investment Objective—The Fund’s investment objective is “to provide a high level of total return with an emphasis on distributions to shareholders.”  Total return is commonly understood to consist of capital appreciation and income.  The Fund includes return of capital distributions from portfolio companies as income.  In your response letter, please explain the appropriateness of characterizing return of capital as income.

Response 1
The Fund has enhanced disclosure to clarify that the “total return” sought by the Fund includes appreciation in the net asset value of the Fund’s common shares and all distributions made by the Fund to its common shareholders, regardless of the tax characterization of such distributions, including distributions characterized as return of capital.

We respectfully submit that the characterization that the inclusion of distributions in “total return” is consistent with other funds with similar investment policies and tax treatment. The Fund anticipates that a portion of its distributions to shareholders will constitute return of capital for tax purposes due to the nature of the distributions the Fund receives from the MLPs in which it invests.  The Fund is treating this return of capital as a component of total return, in addition to income and capital appreciation.  The Fund notes that many of its peer funds, which also seek to pay distributions to shareholders that will be treated as return of capital for tax purposes, have adopted investment objectives of total return.  See, for example, ClearBridge Energy MLP Total Return Fund Inc. (File

Securities and Exchange Commission
June 14, 2013

No. 811-22693); Tortoise MLP Fund, Inc. (File No. 811-22409); Kayne Anderson MLP Investment Company (File No. 811-21593); and Fiduciary/Claymore MLP Opportunity Fund (File No. 811-22843).

The return of capital that the Fund expects to distribute to common shareholders differs from the return of capital traditionally made by investment companies, in which a portion of investors’ invested principal is returned to them. As described in the Prospectus, the types of MLPs in which the Fund intends to invest historically have made cash distributions to unitholders that exceed the amount of taxable income allocable to those unitholders, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion.  Because these distributions would exceed income, such distributions would not be taxed as income to the Fund in that tax year but rather would be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP units.  Similarly, because the Fund receives distributions that are not taxed as income to the Fund, the Fund will be able to pass these distributions along to its common shareholders and make distributions that exceed the Fund’s earnings and profits.   When the Fund distributes cash to its common shareholders in excess of its earnings and profits, those distributions would be treated as a return of capital to the extent of the common shareholders’ bases in the common shares.

Comment 2	Advisor—If the advisor has not managed an investment company before, please add appropriate risk disclosure.

Response 2
We note that the Advisor currently serves as investment sub-adviser to a registered open-end investment company and as investment adviser to a privately offered registered closed-end investment company.  The Advisor has been registered as an Investment Advisor under the Investment Advisers Act of 1940 since 2007 and presently has approximately $2 billion of assets under management.   Therefore, the Fund does not believe that the referenced risk disclosure is necessary.

Comment 3	Unless the Fund is affiliated with a bank, you may omit the disclaimer about federal banking insurance.

Response 3	The Fund acknowledges the comment and elects to retain the disclaimer. We note that it is anticipated that certain of the Fund’s underwriters may be affiliated with banks.

Comment 4	Equity Securities of MLPs—To what extent may the Fund invest in MLP general partnership interests. We may have additional comments.

Response 4
The Fund may invest in general partnership interests in MLPs.  However, while the Fund has not adopted a particular policy regarding the maximum percentage of its Managed Assets that may be invested in MLP general partnership interests, it does not presently anticipate that its investments in general partnership interests will exceed over 5% of the Fund’s Managed Assets in the near future and it’s unlikely that the Fund’s investment in general partnerships will ever exceed 10% of its Managed Assets.   The Fund has reviewed its disclosure regarding investments in MLP general partnership interests and respectfully submits that such disclosure is appropriate given the Fund’s anticipated degree of investing in general partnership interests.

Securities and Exchange Commission
June 14, 2013

Comment 5	Principal Investment Policies—Please clarify whether the Fund invests in “energy infrastructure companies” or “infrastructure companies.”

Response 5
The Fund intends to invest in energy infrastructure funds. The Fund notes that consistent with the use of “MLP & Infrastructure Fund” in the Fund’s name the Fund must invest at least 80% of its assets in MLPs and infrastructure companies in accordance with Rule 35d-1.  The type of infrastructure companies in which the Fund intends to invest as part of its principal investment strategy will be energy infrastructure companies.   The Fund has revised disclosure as appropriate throughout the Prospectus to clarify this intent.

Comment 6	The Fund may engage in short sales. Please confirm to the staff that any expected expenses associated with short sales will be included in the fee table.

Response 6
The Fund confirms that any expected expenses associated with short sales, as estimated for the Fund’s initial year of operations based on its projected model portfolio, will be reflected in the expense table.

Comment 7	Risks of Investing in MLP Units—The disclosure in this section states that conflicts may arise as a result of incentive distribution payments. Please explain what is meant by this disclosure.

Response 7
We note that the referenced conflict of interest associated with MLP incentive distribution payments refers to a potential conflict of between the general partner of an MLP and the holders of common units of that MLP and not a conflict of interest on the part of the Fund or the Advisor. The Fund has added additional disclosure to further explain this conflict of interest.

Comment 8
Summary of Fund Expenses—Fee Table—In light of the Fund’s ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point.

Response 8	The Fund confirms that estimated Acquired Fund Fees and Expenses, if any, associated with the Fund’s investments in other investment companies are currently estimated not to exceed one basis point.

Comment 9	Summary of Fund Expenses—Fee Table—The table in footnote 3 should be in smaller type than the required fee table.

Response 9	The Fund has reduced the type size of the table in footnote 3.

Comment 10
Footnote 5 to the fee table states, “Other expenses” shows in the table assume that the Fund issues approximately____Common Shares.” Please confirm to the staff that the amount is a good faith estimate of shares expected to be sold.

Securities and Exchange Commission
June 14, 2013

Response 10
The Fund confirms to the staff that the estimated number of common shares upon which “Other Expenses” in the Fee Table will be estimated will be a good faith estimate of shares expected to be sold in the Fund’s initial public offering.

Comment 11	Counterparty Risk—In your response, please inform the staff whether there are any limitations on the amount of Fund assets that may be invested with any one counterparty.

Response 11
The Fund has not adopted a general policy regarding the maximum amount of Fund assets that may be invested with any one counterparty.  However, the Fund’s investment adviser will make determinations regarding the appropriate amount of exposure the Fund may have to any particular counterparty.  These determinations will be determined, as necessary, on a counterparty by counterparty basis and will take into account the investment adviser’s analysis of the nature of the transactions entered into by the Fund, the financial stability of counterparties with which the Fund has entered into transactions, the availability of counterparties for such transactions and market conditions generally, as well as ratings of such counterparties published by Nationally Recognized Statistical Rating Organizations.

Comment 12
Derivatives Transactions—To the extent that the Fund may write credit default swaps, please disclose that the Fund will, in such cases, set aside liquid assets equal to the notional value of such swaps.

Response 12
While entering into swap transactions are a permitted derivative transaction for the Fund, the Fund has no present intention to write credit default swaps.  However, the Fund confirms to the Staff that as the seller (writer) of a credit default swap the Fund would set aside cash or liquid assets in an amount at least equal to the notional value of the swap, less any amounts owed to the Fund under such swap.  The Fund has added the requested disclosure to the Registration Statement.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman